Aqua Power Systems Inc

2180 Park Ave North, Suite 200

Winter Park, FL 32789

July 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aqua Power Systems Inc.

Withdrawal of Registration Withdrawal Request Previously Made on Form RW;

Application for Withdrawal Pursuant to Rule 477 of Registration Statement on

Form S-1 (SEC File No. 333-269866)

Ladies and Gentlemen:

I.	Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Aqua Power Systems Inc. (the “Company”) has determined that the registration withdrawal request filed on behalf of the Company on July 13, 2023, on Form RW (the “Original Form RW”) was made in error. The Original Form RW was inadvertently failed to comply with Rule 477 by omitting a reason for the withdrawal. Therefore, it is in the best interests of the Company and the public that the Original Form RW filing be withdrawn. Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request on behalf of the Company that the Original Form RW registration withdrawal request be withdrawn effective immediately. It is our understanding that this application for withdrawal of the Original Form RW will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

II.	Application for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (SEC File No. 333-269866)

We further request pursuant to Rule 477 of the Securities Act, that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-269866), as initially filed with the Commission on February 17, 2023 (the “Registration Statement”), be withdrawn effective immediately.

The Company has determined, due to market conditions, not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement. Accordingly, the Company’s management believes that withdrawal of the Registration Statement is appropriate. The Registration Statement has not been declared effective, and the Company confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Company also requests that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use in accordance with Rule 457(p) promulgated under the Act.

Please fax a copy of the order to the attention of Donnell Suares, Esq. at (718) 282-3113. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding the foregoing, please contact me directly at 407-674-9444.

Sincerely,

/s/ Stephen Carnes
Stephen Carnes, Director
Aqua Power Systems, Inc.